Exhibit 1.01

Alexza Pharmaceuticals, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2015

This report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). For the purpose of the required Reasonable Country of Origin Inquiry (RCOI), Alexza continues to review its supply chain. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report (CMR) to the SEC that includes a description of those due diligence measures.

The report presented herein was not subjected to an independent private sector audit as such audit is not required for this reporting period.

1. Company Overview

This report has been prepared by management of Alexza Pharmaceuticals, Inc. (herein referred to as “Alexza” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries.

We are a pharmaceutical company focused on the research, development and commercialization of novel proprietary products for the acute treatment of central nervous system conditions. We have approximately 27 employees located in our principal executive offices. We were incorporated in the state of Delaware on December 19, 2000 as FaxMed, Inc., changed our name to Alexza Corporation in June 2001 and in December 2001 became Alexza Molecular Delivery Corporation. In July 2005, we changed our name to Alexza Pharmaceuticals, Inc. Our principal executive offices are located at 2091 Stierlin Court, Mountain View, CA 94043.

2. Products Overview

The Staccato® system, our proprietary technology, is the foundation for our first approved product, ADASUVE® (Staccato loxapine), and all of our product candidates. The Staccato system vaporizes excipient-free drugs to form a condensation aerosol that, when inhaled, allows for rapid systemic drug delivery. Because of the particle size of the aerosol, the drug is quickly absorbed through the deep lung into the bloodstream, providing speed of therapeutic onset that is comparable to intravenous, or IV, administration but with greater ease, patient comfort and convenience.

For purposes of this report, our Staccato device, which is the basis for ADASUVE and all of our product candidates, was assessed because we believe this device is our only product to contain 3TG materials. Based on our review of our supply chain, as described in more detail below, we believe that the countries of origin for the 3TG materials contained in our Staccato device included the United States and Canada.

3. Supply Chain Overview

In order to manage the scope of this task, we rely upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. Our suppliers responded to our inquiry on the 3TG sourcing information and one made a 2015 report available on their company website.

We made inquiries to our suppliers regarding the inclusion of conflict minerals in parts supplied to us in compliance with emerging SEC requirements. Our due diligence processes have been developed in conjunction with the 2nd edition of The Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance).

We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers of our Staccato device. We adopted the Supplier Conflict Materials Certification form based on the Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI), and launched our conflict minerals due diligence communication survey to our commercial manufacturing suppliers in 2015. We look to industry guidelines to help establish our programs such as the joint Electronic Industry Citizen Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) which is taking action to address responsible sourcing through the development of the Conflict-Free Smelter (CFS) program aiming to enable companies to source conflict-free minerals.

4. Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

We conducted an analysis of our products and found that the 3TG materials can be found in our Staccato device. Therefore, the Staccato based products that we manufacture are subject to the reporting obligations of Rule 13p-1.

During calendar year 2015, we shipped approximately 112,000 Staccato devices, which contained, in the aggregate approximately 1,122 grams of gold (nearly 2.5 pounds), 0.059 grams of tungsten (approximately 1/500th of an ounce), and 8.93 kilograms of tantalum (nearly 20 pounds).

Despite having conducted a good faith reasonable country of origin inquiry, we have concluded that our supply chain remains “DRC conflict undeterminable”. The majority of our suppliers investigated, obtained information from their suppliers, and reported that the materials used in the manufacturing of our Staccato devices did not contain conflict metals that originated from the covered countries. However, after reviewing the compliance information available from one of our suppliers’ website, the supplier reported that they did not have sufficient information to determine the country of origin of some of the 3TG minerals used in our Staccato device.

Due to the lack of substantive response from a supplier, it will take time for such supplier to verify the origin of all of the minerals. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging our program based on the CFSI/CFS program, and continuing our outreach efforts we hope to develop additional transparency into our supply chain.

5. Conflict Minerals Status Analysis and Conflict Status conclusion:

We have concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG materials used in our instruments and arrays.

6. Risk Mitigation-Improvement Program

If we were to continue as an independent reporting Company, the steps that we plan to take in reporting year 2016 to mitigate the risk that the Staccato device benefits or finances armed groups are as follows:

a. We will continue to work with the supplier who provided incomplete or insufficient information in an effort to obtain compete and accurate information in 2016.

b. We will again request information and supporting data from each supplier providing parts to us that are subject to 2016 reporting requirements by utilizing the Supplier Conflict Materials Certification form based on the Conflict Minerals reporting templates established by the CFSI; and will pursue a completed template response.

c. We will follow our due diligence process to review and validate supplier responses that are obtained in support of our 2016 conflict minerals reporting.

On May 9, 2016, we entered into an Agreement and Plan of Merger (the Merger Agreement) with Grupo Ferrer Internacional, S.A., a Spanish sociedad anonima (Ferrer) and Ferrer Pharma Inc., a Delaware corporation and a wholly owned indirect subsidiary of Ferrer (Purchaser), and upon the terms and subject to the conditions thereof, Purchaser has commenced a cash tender offer to acquire all of the outstanding shares of our common stock (excluding any shares of our common stock held, directly or indirectly, by Ferrer) (the Offer). Following the consummation of the Offer, the Merger Agreement provides that Purchaser will merge with and into us (the Merger) and we will become a wholly owned subsidiary of Ferrer. If the Merger is completed, we are not making any representations regarding future supply chain matters.

7. Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by us. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our conflict materials determinations. These factors include, but are not limited to, gaps in product or product content information, gaps in supplier data, gaps in smelter data, errors or omissions by or of suppliers, errors or omissions by smelters, confusion over requirements of SEC final rules, gaps in supplier education and knowledge, lack of timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, oversights or errors in conflict free smelter audits, Conflict Area sourced materials being declared secondary materials, companies going out of business in 2015, certification programs that are not equally advanced for all industry segments and metals and smuggling of Conflict Area Conflict Minerals to countries beyond the covered countries.